EXHIBIT 99.1

[COMPANY LETTERHEAD]

May 14, 2002

United States Securities and Exchange Commission
Washington, D.C. 20549

RE: Annual Report on Form 10-K for the Fiscal Year Ended March 30, 2002

Dear Sir or Madam:

Arthur Andersen LLP ("Andersen") has represented to us that the audit of PSF Group Holdings, Inc. for the fiscal year ended March 30, 2002 was subject to Andersen's quality control system for the U. S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on audits and availability of national office consultation. The availability of personnel at foreign affiliates of Andersen was not relevant to this engagement.

Sincerely,

PSF GROUP HOLDINGS, INC.

By: /s/ Stephen A. Lightstone
Name: Stephen A. Lightstone
Title: Chief Financial Officer